Exhibit 99.4

C0000000230 | M
AMAYA
CONSTITUTED UNDER THE BUSINESS CORPORATIONS ACT (QUEBEC)
CONSTITUEE VERTU DE LA LOI SUR LES SOCIETES PAR ACTIONS (QUEBEC)
104598
Number Numéro
00000000
Shares Actions
* * * * 0 * * * * * * * * *
* * * * * 0 * * * * * * * *
* * * * * * 0 * * * * * * *
* * * * * * * 0 * * * * * *
* * * * * * * * 0 * * * * *
SPECIMEN
***0***
THIS CERTIFIES THAT **SPECIMEN02314M10800000000Amaya*Inc.zero****SPECIMEN02314M10800000000Amaya*Inc.zero****SPECIMEN02314M10800000000Amaya*Inc.zero****
SPECIMEN02314M10800000000Amaya*Inc.zero****SPECIMEN02314M10800000000Amaya*Inc.zero****SPECIMEN02314M10800000000Amaya*Inc.zero****SP
LES PRÉSENTES ATTESTENT QUE ECIMEN02314M10800000000Amaya*Inc.zero****SPECIMEN02314M10800000000Amaya*Inc.zero****SPECIMEN02314M10800000000Amaya*Inc.zero****SPEC
IMEN02314M10800000000Amaya*Inc.zero****SPECIMEN02314M10800000000Amaya*Inc.zero****SPECIMEN02314M10800000000Amaya*Inc.zero****SPECIM
EN02314M10800000000Amaya*Inc.zero****SPECIMEN02314M10800000000Amaya*Inc.SPECIMENzero****SPECIMEN02314M10800000000Amaya*Inc.zero****SPECIMEN
02314M10800000000Amaya*Inc.zero****SPECIMEN02314M10800000000Amaya*Inc.zero****SPECIMEN02314M10800000000Amaya*Inc.zero****SPECIMEN02
314M10800000000Amaya*Inc.zero****SPECIMEN02314M10800000000Amaya*Inc.zero****SPECIMEN02314M10800000000Amaya*Inc.zero****SPECIMEN0231
4M10800000000Amaya*Inc.zero****SPECIMEN02314M10800000000Amaya*Inc.zero****SPECIMEN02314M10800000000Amaya*Inc.zero****SPECIMEN02314M
10800000000Amaya*Inc.zero****SPECIMEN02314M10800000000Amaya*Inc.zero****SPECIMEN02314M10800000000Amaya*Inc.zero****SPECIMEN02314M10
IS THE REGISTERED HOLDER OF **002314M10800000000Amaya*Inc.zero****002314M10800000000Amaya*Inc.zero****002314M10800000000Amaya*Inc.zero****002314M10800000000Ama
ya*Inc.zero****002314M10800000000Amaya*Inc.zero****002314M10800000000Amaya*Inc.zero****002314M10800000000Amaya*Inc.zero****002314M1
EST LE PORTEUR INSCRIT DE 0800000000Amaya*Inc.zero****002314M10800000000Amaya*Inc.zero****002314M10800000000Amaya*Inc.zero****002314M10800000000Amaya*Inc.zer
o****002314M10800000000Amaya*Inc.zero****002314M10800000000Amaya*Inc.zero****002314M10800000000Amaya*Inc.zero****002314M10800000000
Amaya*Inc.zero****002314M10800000000Amaya*Inc.zero****002314M10800000000Amaya*Inc.* * * 0 * * * zero****002314M10800000000Amaya*Inc.zero****00231
4M10800000000Amaya*Inc.zero****002314M10800000000Amaya*Inc.zero****002314M10800000000Amaya*Inc.zero****002314M10800000000Amaya*Inc.
zero****002314M10800000000Amaya*Inc.zero****002314M10800000000Amaya*Inc.zero****002314M10800000000Amaya*Inc.zero****002314M10800000
000Amaya*Inc.zero****002314M10800000000Amaya*Inc.zero****002314M10800000000Amaya*Inc.zero****002314M10800000000Amaya*Inc.zero****00
2314M10800000000Amaya*Inc.zero****002314M10800000000Amaya*Inc.zero****002314M10800000000Amaya*Inc.zero****002314M10800000000Amaya*I
nc.zero****002314M10800000000Amaya*Inc.zero****002314M10800000000Amaya*Inc.zero****002314M10800000000Amaya*Inc.zero****002314M10800
CUSIP 02314M108
ISIN CA02314M1086
SEE REVERSE FOR CERTAIN DEFINITIONS
VOIR AU VERSO POUR CERTAINES DÉFINITIONS
FULLY PAID AND NON-ASSESSABLE COMMON SHARES WITHOUT PAR VALUE IN THE CAPITAL OF ACTIONS ORDINAIRES SANS VALEUR NOMINALE ENTIÈREMENT LIBÉRÉES DU CAPITAL-ACTIONS DE
Amaya Inc. Amaya Inc.
transferable on the books of the Company only upon surrender of this certificate properly endorsed. transférables dans les registres de la Société seulement sur remise de ce certificat endossé en bonne et due forme.
This certificate is not valid unless countersigned by the Transfer Agent and Registrar of the Company. Ce certificat n’est valide que s’il a été contresigné par l’agent de transfert et agent comptable des registres de la Société.
IN WITNESS WHEREOF the Company has caused this certificate to be signed on its behalf by the facsimile signatures of its duly authorized officers. EN FOI DE QUOI la Société a fait signer le présent certificat en son nom au moyen des fac- similés de signature de ses dirigeants dûment autorisés.
Dated: Mar 03, 2015
Le : 03 mars 2015
COUNTERSIGNED AND REGISTERED COUNTERSIGNED AND REGISTERED
President and Chief Executive Officer CONTRESIGNÉ ET IMMATRICULÉ CONTRESIGNÉ ET IMMATRICULÉ
President et Chef de la direction COMPUTERSHARE TRUST COMPANY, N.A. COMPUTERSHARE INVESTOR SERVICES INC.
(CANTON, MA, JERSEY CITY, NJ AND COLLEGE OR SERVICES AUX INVESTISSEURS COMPUTERSHARE INC.
STATION, TX) (MONTREAL) (TORONTO)
TRANSFER AGENT AND REGISTRAR TRANSFER AGENT AND REGISTRAR
AGENT DE TRANSFERT ET AGENT AGENT DE TRANSFERT ET AGENT COMPTABLE DES REGISTRES
COMPTABLE DES REGISTRES
Chief Financial Officer By / Par By / Par
Chef des finances Authorized Officer—Représentant Autorisé Authorized Officer - Représentant autorisé
The shares represented by this certificate are transferable at the offices of Computershare Investor Services Inc. in Montreal, QC and Toronto, ON or Computershare Trust Company, N.A. in Canton, MA, Jersey City, NJ and College Station, TX.
Les actions représentées par ce certificat peuvent être transférées aux bureaux de Services aux Investisseurs Computershare inc. à Montréal, QC et Toronto, ON ou à Computershare Trust Company, N.A. à Canton, MA, Jersey City, NJ and College Station, TX.
SECURITY INSTRUCTIONS ON REVERSE VOIR LES INSTRUCTIONS DE SECURITE AU VERSO
CSAE_WIP_AGJQ_C01.mtl.pulls/000001/000001/i

The following abbreviations shall be construed as though the words set forth below opposite each abbreviation were written out in full where such abbreviation appears:

TEN COM	-	as tenants in common

TEN ENT	-	as tenants by the entireties

JT TEN	-	as joint tenants with rights of survivorship and not as tenants in common

(Name) CUST (Name) UNIF GIFT MIN ACT (State)	-	(Name) as Custodian for (Name) under the (State) Uniform Gifts to Minors Act

Additional abbreviations may also be used though not in the above list.

For value received the undersigned hereby sells, assigns and transfers unto

Les abréviations suivantes doivent être interprétées comme si les expressions correspondantes étaient écrites en toutes lettres:

TEN COM	-	à titre de propriétaires en commun

TEN ENT	-	à titre de tenants unitaires

JT TEN	-	à titre de copropriétaires avec gain de survie et non à titre de propriétaires en commun

(Nom) CUST (Nom) UNIF (GIFT MIN ACT (État)	-	(Nom) à titre de dépositaire pour (Nom) en vertu de la Uniform Gifts to Minors Act de (État)

Des abréviations autres que celles qui sont données ci-dessus peuvent aussi être utilisées.

Pour valeur reçue, le soussigné vend, cède et transfère par les preséntes à

Insert name and address of transferee	Insérer le nom et I’adresse du cessionnaire

shares represented by this certificate and does hereby irrevocably constitute and appoint	actions représentées par le présent certificat et nom me irrévocablement

the attorney of the undersigned to transfer the said shares on the books of the Company with full power of substitution in the premises.	le fondé de pouvoir du soussigné chargé d’inscrire le transfert desdites actions aux registres de la Socíeté, avec plein pouvoir de substitution à cet égard.

LE: DATED:
	Signature of Shareholder / Signature de I’actionnaire	Signature of Guarantor / Signature du garant

Signature Guarantee: The signature on this assignment must correspond with the name as written upon the face of the certificate(s), in every particular, without alteration or enlargement, or any change whatsoever and must be guaranteed by a major Canadian Schedule 1 chartered bank or a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP). The Guarantor must affix a stamp bearing the actual words “Signature Guaranteed”.

In the USA, signature guarantees must be done by members of a “Medallion Signature Guarantee Program” only.

Signature guarantees are not accepted from Treasury Branches, Credit Unions or Caisses populaires unless they are members of the Stamp Medallion Program.

Garantie de signature: La signature apposée aux fins de cette cession doit correspondre exactement au nom qui est inscrit au recto du certificat, sans aucun changement, et doit être garantie par une banque à charte canadienne de I’Annexe 1 ou un membre d’un programme de garantie de signature Medallion acceptable (STAMP, SEMP, MSP). Le garant doit apposer un timbre portant la mention « Signature garantie » ou « Signature Guaranteed ».

Aux États-Unis, seuls les membres d’un « Medallion Signature Guarantee Program » peuvent garantir une signature.

Les garanties de signature ne peuvent pas être faites par des caisses d’épargne (« Treasury Branches »), des caisses de crédit (« Credit Unions ») ou des Caisses populaires, à moins qu’elles ne soient membres du programme de garantie de signature Medallion STAMP.

SECURITY INSTRUCTIONS - INSTRUCTIONS DE SÉCURITÉ

THIS IS WATERMARKED PAPER, DO NOT ACCEPT WITHOUT NOTING WATERMARK. HOLD TO LIGHT TO VERIFY WATERMARK.

PAPIER FILINGRANÉ, NE PAS ACCEPTER SANS VÉRIFIER LA PRÉSENCE DU FILIGRANE. POUR CE FAIRE, PLACER À LA LUMIÈRE.

BI_COMP_V2_03